FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For January 13, 2009

BLUEPHOENIX SOLUTIONS LTD.
(Translation of Registrant’s Name into English)

8 Maskit Street, Herzlia 46120, Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-.....................

This report on Form 6-K is hereby incorporated by reference in the Registration Statements on Form F-3 (Registration No. 333-116044, 333-133330, 333-148504 and 333-150015) as amended, filed by BluePhoenix Solutions Ltd. under the Securities Act of 1933, to the extent not superseded by documents or reports subsequently filed by BluePhoenix Solutions Ltd. under the Securities Act of 1933 or the Securities Exchange Act of 1934.

Attached to the Registrant’s Form 6-K for January 13, 2009 and incorporated by reference herein is the Registrant’s immediate report dated January 13, 2009.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BLUEPHOENIX SOLUTIONS LTD. (Registrant) By: /s/ Yael Peretz —————————————— Yael Peretz General Counsel

Dated: January 13, 2009

BLUEPHOENIX SIGNS TWO NEW MODERNIZATION
CONTRACTS WITH LEADING EUROPEAN BANKS

CARY, NC – 13 January, 2009 – BluePhoenix Solutions (NASDAQ: BPHX), the leader in value-driven IT legacy modernization solutions, today announced that it has signed two new modernization contracts with large European banks, collectively valued at approximately $1 million dollars. Both projects are slated to begin in early 2009, with first deployment phases scheduled to be completed by the summer.

BluePhoenix has been selected to lead the modernization of the information technology infrastructure for two leading European financial institutions. One bank required its IBM z/os system be rehosted on to a Sun Unix platform in order to reduce operational costs. The second bank required the migration of its IMS database to a DB2 system in order to realize the business agility benefits that can be reaped from a relational database.

“These two new contracts demonstrate our continued success in satisfying the demand for modernization projects in the financial services sector,” said Yaron Tchwella, CEO, BluePhoenix Solutions. “Many financial institutions are increasingly recognizing the potential for significant cost savings and efficiency gains from modernization, and we are well-positioned to deliver the solutions that address these exact needs. Despite the current severe economic climate, the global banking industry appears increasingly motivated to achieve the benefits of IT platform modernization and we are excited about these two new opportunities.”

About BluePhoenix Solutions
BluePhoenix Solutions (NASDAQ: BPHX) is a leading provider of value-driven IT modernization solutions for legacy information systems. BluePhoenix offerings include a comprehensive suite of tools and services from global IT asset assessment and impact analysis to automated database and application migration, re-hosting, and renewal. Leveraging over 20 years of best-practice domain expertise, BluePhoenix works closely with its customers to ascertain which assets should be migrated, redeveloped, or wrapped for reuse as services or business processes, to protect and increase the value of their business applications and legacy systems with minimized risk and downtime.

Forward Looking Statement
SAFE HARBOR: Certain statements contained in this release may be deemed forward-looking statements, with respect to plans, projections, or future performance of the Company, the occurrence of which involves certain risks and uncertainties that could cause actual plans to differ materially from these statements. These risks and uncertainties include but are not limited to: market demand for the Company’s tools, successful implementation of the Company’s tools, competitive factors, the ability to manage the Company’s growth, the ability to recruit and retrain additional software personnel, and the ability to develop new business lines. This press release is also available at www.bphx.com. All names and trademarks are their owners’ property.

Company Contact
Varda Sagiv
BluePhoenix Solutions
+97299526110
vsagiv@bphx.com

Investor Relations:
Peter Seltzberg
646-415-8972
peter@haydenir.com